Single Touch Systems Inc.
100 Town Square Place, Suite 204
Jersey City, New Jersey 07310

July 30, 2013

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Mark P. Shuman and Ivan Griswold

	Re:	Single Touch Systems Inc.
Registration Statement on Form S-1 (File No. 333-186490)

Ladies and Gentlemen:

Single Touch Systems Inc. (the "Company"), in connection with its filing of pre-effective amendment no. 1 to its Registration Statement on Form S-1 under the Securities Act (File No. 333-186490), hereby responds to the Staff's comments raised in the Staff’s comment letter dated March 5, 2013 directed to such Registration Statement as initially filed February 6, 2013.  For ease of reference, the Staff's five comments are reproduced below in their entirety, and the Company's responses immediately follow.

General

1.
Section 1 of Exhibit 10.26.1 and 10.26.2 indicates that “[i]n exchange for performing the [s]ervices reasonably requested by” Mr. Macaluso, Peltz Capital Management is “hereby granted the option to purchase” from Mr. Macaluso the common stock of the company.  However, it appears that a least a portion of the services are to be performed in the future.  With a view to disclosure, tell us whether the options issued under these agreements were validly issued and enforceable by the optionee, prior to the filing date.  Please explain whether the consideration payable in exchange for the issuance of such options had been received, prior to the filing date.  Clarify whether the optionee held and will retain all rights under the option agreement, irrespective of whether it performs services to Mr. Macaluso following the filing date.

Company Response.  Upon confirmation received from both Mr. Macaluso and Peltz Capital Management (“PCM”), the Company hereby informs the Staff that (A) the consideration for the referenced options was the enforceable commitment of PCM to provide future services without further compensation, (B) such options were fully earned by PCM on the respective dates of entry into the respective option agreements, and (C) such options were fully vested and enforceable prior to February 6, 2013, and remain fully vested and enforceable by PCM irrespective of whether PCM actually performs services to Mr. Macaluso.

2.
Sections A and 5 of Exhibits 10.26.1 and 10.26.2 indicate that the services to be provided by Peltz Capital Management, LLC are “advisory services” to Mr. Macaluso “related to possible transactions” involving the company and that Mr. Macaluso requested such services “to assist him in his capacity as Chairman of the Board.”  In your response letter, more specifically explain the nature of the services that have been or are to be provided by Peltz and explain whether the beneficiary of those services is to be Mr. Macaluso or the registrant.  Please provide us with your analysis as to how you determined that this offering is not a primary offering.  Please ensure that your response addresses the services that are to be rendered under this agreement and how these services “assisted” Mr. Macaluso as Chairman of the Board.  Please see Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Securities and Exchange Commission
July 30, 2013

Company Response.  The Company determined that this offering is an offering by PCM and not a primary offering by the Company. The shares that are being registered represent shares that PCM has the right to purchase pursuant to options granted to PCM by Mr. Macaluso in consideration of PCM’s commitment to provide advisory services to Mr. Macaluso. The Company is advised that the advisory services that have been provided by PCM to date have related to corporate governance, management structure, strategic planning and corporate positioning.  These services have required, and are expected to continue to require, a substantial time commitment from PCM and two of its principals.

The Company is receiving a benefit from the services rendered by PCM, and accordingly, the Company recorded the fair value of the option grants as contributed capital in the aggregate amount of $549,750 and is recording the related consulting expense over the two-year service commitment periods under each option agreement.  This treatment, required under U.S. generally accepted accounting principles, however, is not dispositive to the question of whether the subject offering is a primary or secondary offering..

Also relevant to our analysis is the fact that the strike price of the options, if exercised, is payable to Mr. Macaluso and not to the Company.  Mr. Macaluso would receive all such cash; the Company would receive no pecuniary compensation on exercise from PCM.  In addition, proceeds from any subsequent sale of the shares by PCM will be retained by it and will not be paid to the Company. Therefore none of the proceeds will flow to the Company.

    Addressing the other factors referenced in C&DI 612.09:

How long the selling shareholder has held the shares. The options were granted to PCM in October and December 2012, and are each exercisable for cash for a term of two years. Mr. Macaluso has held beneficial ownership of sufficient shares to perform his obligations under the options since the merger of the Company with a company controlled by Mr. Macaluso on July 24, 2008.  Mr. Macaluso has confirmed that he did not obtain beneficial ownership of these securities or any other securities in anticipation of the entry into the Option Agreements.

The relationship to the issuer. PCM is not related to the Company other than by virtue of its beneficial ownership of securities as disclosed in its Schedule 13G filed on December 31, 2012.  A managing member of PCM certified in such Schedule 13G that to the best of his knowledge and belief, the securities referred to in such filing were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

The amount of securities involved. The shares being registered represent 4.1% of the outstanding shares of the Company, calculated in accordance with Exchange Act Rule 13d-3 based upon 132,945,480 shares issued and outstanding as of March 31, 2013.

Whether the sellers are in the business of underwriting securities. PCM is not in the business of underwriting securities and has not acted as an underwriter for the Company.  PCM is not acting as a conduit for the issuer or for distribution of the Company’s securities.  The options have fixed exercise prices. PCM has all at times since entry into the respective option agreements been obligated to perform services with substantial value, and the options are the sole consideration that PCM has received for these services. Accordingly, PCM has at all times been at market risk with respect to these options.

Securities and Exchange Commission
July 30, 2013

Cover Page

3.
In our letter dated June 29, 2011 for your Form S-1 filed June 24, 2011, we issued a comment indicating that where other registered shelf distributions of your securities are currently being conducted, you should concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted.  Other registered shelf distributions of your securities are currently being conducted, including Form S-1, file number 333-186483, and Post-Effective Amendments to Form S-1, file numbers 333-170593, 333-175119 and 333-172844.  Please concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted or advise us why you concluded that such disclosure is not necessary or appropriate.  Consider stating the aggregate amount of the shares or other securities offered to the public concurrently and indicate the extent to which the concurrent offerings are of a primary or secondary nature.

Company Response.  The registration statement has been revised as requested (see the Prospectus cover page).

Financial Statements, page F-1

4.	Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Company Response.  The financial statements and related disclosures have been updated as requested.

Exhibit 5.1

5.
Given that the legal opinion is rendered as of the date of the opinion, it appears that the assumption in the fourth paragraph of the opinion is unnecessary and inappropriate.  Please revise to remove this assumption.

Company Response.  The registration statement has been revised to provide a new legal opinion rendered by Sichenzia Ross Friedman Ference LLP.

*           *           *

We acknowledge and confirm to you that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
July 30, 2013

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please contact Gregory Sichenzia or Marcelle S. Balcombe of Sichenzia Ross Friedman Ference LLP, our outside SEC counsel, at 212-930-9700.

Very truly yours,

By:	/s/ James Orsini
James Orsini
Chief Executive Officer

cc:	Gregory Sichenzia, Esq. (Sichenzia Ross Friedman Ference LLP)
Marcelle S. Balcombe, Esq. (Sichenzia Ross Friedman Ference LLP)